Filed Pursuant to Rule 424(b)(7)
Registration No. 333-231778
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities	Amount to be Registered	Proposed Maximum Aggregate Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Common Stock, par value $0.001 per share	14,382,546	$6.73	$96,794,534.58	$11,731.50

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended (the "Securities Act"), based on the average of the high and low prices of the common stock on June 25, 2019, as reported on the Nasdaq Global Select Market.
(2) Calculated in accordance with Rule 457(r) under the Securities Act. This "Calculation of Registration Fee" table shall be deemed to update the "Calculation of Registration Fee" table in the registrant’s Registration Statement on Form S-3 (File No. 333-231778) in accordance with Rules 456(b) and 457(r) under the Securities Act.
PROSPECTUS SUPPLEMENT
(To Prospectus dated May 28, 2019)

comScore, Inc.
14,382,546 Shares of Common Stock
This prospectus supplement relates to the offering for resale of up to 14,382,546 shares of common stock, par value $0.001 per share (the "Common Stock") of comScore, Inc. (the "Company," "we," "us" or "our"), by the selling stockholder identified in this prospectus supplement, which includes 2,728,513 shares currently held by the selling stockholder named herein and an additional 11,654,033 shares representing the maximum number of shares that may be issued upon exercise of warrants described in further detail herein that are held by the selling stockholder. We will not receive any of the proceeds from the sale by the selling stockholder of the shares of Common Stock.
Our Common Stock is listed on the Nasdaq Global Select Market under the symbol "SCOR." The last reported sale price of our Common Stock on the Nasdaq Global Select Market on June 25, 2019 was $6.10 per share.
Our principal executive offices are located at 11950 Democracy Drive, Suite 600, Reston, Virginia 20190, and our telephone number at that address is (703) 438-2000.
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You should read carefully this prospectus supplement and the prospectus dated May 28, 2019 (the "Base Prospectus" and together with this prospectus supplement, "Prospectus"), which forms a part of the Registration Statement on Form S-3 (File No. 333-231778) of comScore, Inc. and the documents incorporated by reference therein before you invest. See "Risk Factors" beginning on page 5 of the Base Prospectus for information on certain risks related to the purchase of our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
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The date of this prospectus supplement is June 26, 2019.

PRIVATE PLACEMENT OF COMMON SHARES AND WARRANTS
On June 23, 2019, the Company entered into a Securities Purchase Agreement (the "Purchase Agreement") with the selling stockholder pursuant to which the selling stockholder agreed to purchase (i) 2,728,513 shares (the "Initial Shares") of Common Stock at a price of $7.33 per share, representing a 5.4% discount to the closing price of the Common Stock as of June 21, 2019, and (ii) a Series A Warrant, Series B-1 Warrant, Series B-2 Warrant and Series C Warrant (the "Warrants"), for aggregate gross proceeds of $20.0 million (the "Private Placement"). The Private Placement closed on June 26, 2019 (the "Closing Date").
The Series A Warrant will be exercisable for a period of five years from the Closing Date and is initially exercisable into 2,728,513 shares of Common Stock. On September 21, 2019, the number of shares of Common Stock issuable upon exercise of the Series A Warrant is subject to increase by the number of shares of Common Stock, if any, that are issued upon exercise of the Series C Warrant (as described below). The exercise price for the Series A Warrant will be $12.00 (151.3% of the volume weighted average price of the Common Stock as of June 21, 2019 (the "Initial Market Price")). The Series A Warrant may be exercised for cash or through a net settlement feature.
The Series B-1 and Series B-2 Warrants will be exercisable by the holders at any time prior to the six- and twelve-month anniversaries of the Closing Date, respectively. The Series B-1 Warrant provides the holders the right to purchase an aggregate of up to 2,347,418 shares of Common Stock at an exercise price equal to $8.52 (107.5% of the Initial Market Price) and the Series B-2 Warrant provides the holders the right to purchase an aggregate of up to 1,121,076 shares of Common Stock at an exercise price equal to $8.92 (112.5% of the Initial Market Price). The Series B-1 and B-2 Warrants may be exercised for cash only.
If all of the Series B-1 Warrant or Series B-2 Warrant has not been exercised prior to each respective expiration date, the Company will have the right, subject to prior notice to the holders and certain equity, volume and other conditions, to force the exercise of any unexercised portion of the applicable Series B-1 or B-2 Warrant by such holders. The forced exercise price for the Series B-1 Warrant will be 85% of the volume weighted average price of the Common Stock as of the date immediately preceding the expiration date of the Series B-1 Warrant (the "Series B-1 Forced Exercise Price"). The forced exercise price for the Series B-2 Warrant will be the lesser of (i) 85% of the volume weighted average price of the Common Stock on the date immediately preceding the expiration date of the Series B-2 Warrant and (ii) the Series B-1 Forced Exercise Price.
The Series C Warrant is a partially prepaid warrant (with a nominal remaining exercise price) that is not exercisable before September 21, 2019 and will expire 90 days after the first anniversary of the Closing Date. If the volume weighted average price of the Common Stock as of September 20, 2019, discounted by 7.5%, is less than the selling stockholder’s purchase price for the Initial Shares, then, upon exercise, the Company will be required to issue to the selling stockholder a number of shares of Common Stock equal to (i) (x) the selling stockholder’s purchase price for the Initial Shares divided by (y) 92.5% of the volume weighted average price of the Common Stock as of the date immediately preceding exercise, subject to a floor of 50% of the price per Initial Share, less (ii) the number of Initial Shares issued to the selling stockholder on the Closing Date.
The exercise prices for the Series A, B-1 and B-2 Warrants are subject to anti-dilution adjustment in certain circumstances. If and to the extent the exercise of any Warrants would, together with the issuances of the Initial Shares and the shares issued pursuant to the exercise of any other Warrants, result in the issuance of 20% or more of the outstanding Common Stock of the Company on the Closing Date, the Company intends to, in lieu of issuing such shares, settle the obligation to issue such shares in cash.
In addition, the selling stockholder will not have the right to exercise any Warrant that would result in such selling stockholder beneficially owning more than 4.99% of the outstanding Common Stock after giving effect to such exercise. If any forced exercise of a Series B-1 or B-2 Warrant would result in the selling stockholder beneficially owning more than 4.99% of the outstanding Common Stock, the selling stockholder will pay the applicable forced exercise price and no shares of Common Stock will be issued, but instead the aggregate number of shares of Common Stock issuable upon any exercise of the Series C Warrant will increase by an equal amount.

SELLING STOCKHOLDER
The shares of Common Stock being offered by the selling stockholder are the Initial Shares and the maximum number of shares issuable to the selling stockholder upon exercise of the Warrants. For additional information regarding the issuance of Common Stock and the Warrants, see "Private Placement of Common Shares and Warrants" above. We are registering the shares of Common Stock in order to permit the selling stockholder to offer the shares for resale from time to time. Except for the ownership of the Initial Shares and the Warrants issued pursuant to the Securities Purchase Agreement, the selling stockholder has not had any material relationship with us within the past three years.
The table below lists the selling stockholder and other information regarding the beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of the shares of Common Stock held by the selling stockholder. The second column lists the number of shares of Common Stock beneficially owned by the selling stockholder, based on its ownership of Initial Shares and Warrants, as of June 26, 2019. Under the terms of the Warrants, a selling stockholder may not exercise the Warrants to the extent (but only to the extent) such selling stockholder or any of its affiliates would beneficially own a number of shares of our Common Stock which would exceed 4.99%. The number of shares in the second column reflects these limitations.
The third column lists the shares of Common Stock being offered by this Prospectus by the selling stockholder and does not take in account any limitations on exercise of the Warrants set forth therein. The selling stockholder may sell all, some or none of its shares in this offering. See "Plan of Distribution."
In accordance with the terms of a registration rights agreement with the selling stockholder, this Prospectus generally covers the resale of the sum of (i) the Initial Shares and (ii) 100% of the maximum number of shares of Common Stock issuable upon exercise of the Warrants, in each case, determined as if the outstanding Warrants were exercised in full (without regard to any limitations on exercise contained therein) as of June 26, 2019. Because the exercise price of the Warrants may be adjusted, the number of shares that will actually be issued may be less than the number of shares being offered by this Prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholder pursuant to this Prospectus.
The selling stockholder may have sold, transferred or otherwise disposed of some or all of the shares of our Common Stock listed below in exempt or registered transactions since the date on which the information below was provided to us and may in the future sell, transfer or otherwise dispose of some or all of the shares in private placement transactions exempt from, or not subject to the registration requirements of, the Securities Act of 1933, as amended. We have assumed for purposes of the table below that the selling stockholder will sell all of the Common Stock being offered hereby pursuant to this Prospectus.
Information about the selling stockholder may change from time to time, including by addition of additional selling stockholders, and if necessary, we will supplement this Prospectus accordingly.

Name of Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Prior to Offering		Maximum Number of Shares of Common Stock Offered hereby	Number of Shares of Common Stock of Beneficially Owned After Offering
CVI Investments, Inc. (1)	3,180,840	(2)	14,382,546	—
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(1) Heights Capital Management, Inc., the authorized agent of CVI International, Inc. ("CVI"), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares. CVI is affiliated with one or more FINRA members. CVI purchased the shares being registered hereunder in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any other person to distribute such shares.
(2) Without regard to the 4.99% limitation on exercise of the Warrants described above, CVI would beneficially own as if the date hereof: (i) 2,728,513 shares of Common Stock, (ii) a Series A Warrant initially exercisable into 2,728,513 shares of Common Stock, (iii) a Series B-1 Warrant initially exercisable into 2,347,418 shares of Common Stock, and (iv) a Series B-2 Warrant initially exercisable into 1,121,076 shares of Common Stock. As of the date of this prospectus supplement, the selling stockholder does not beneficially own any shares of Common Stock issuable upon exercise of the Series C Warrant, which may only become exercisable under certain circumstances as described in “Private Placement of Common Shares and Warrants” above.

PLAN OF DISTRIBUTION
We are registering the Initial Shares and the shares of Common Stock issuable upon exercise of the Warrants to permit the resale of these shares of Common Stock by the holders of the Common Stock and Warrants from time to time after the date of this prospectus supplement. We will not receive any of the proceeds from the sale by the selling stockholder of the shares of Common Stock. Except as described below, we will bear the fees and expenses incident to our obligation to register the shares of Common Stock.
The selling stockholder may sell all or a portion of the shares of Common Stock held by it and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of Common Stock are sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of Common Stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales made after the date the registration statement of which this Prospectus forms a part is declared effective by the SEC (or automatically became effective, as applicable);

•	broker-dealers may agree with a selling stockholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
The selling stockholder may also sell shares of Common Stock under Rule 144 promulgated under the Securities Act of 1933, as amended, if available, rather than under this Prospectus. In addition, the selling stockholder may transfer the shares of Common Stock by other means not described in this Prospectus. If the selling stockholder effects such transactions by selling shares of Common Stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholder or commissions from purchasers of the shares of Common Stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of Common Stock or otherwise, the selling stockholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of Common Stock in the course of hedging in positions they assume. The selling stockholder may also sell shares of Common Stock short and deliver shares of Common Stock covered by this Prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholder may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares.
The selling stockholder may pledge or grant a security interest in some or all of the Warrants or shares of Common Stock owned by it and, if the selling stockholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this Prospectus or any amendment to this Prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as a selling stockholder under this Prospectus. The selling stockholder also may transfer and donate the shares of Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus.
To the extent required by the Securities Act and the rules and regulations thereunder, the selling stockholder and any broker-dealer participating in the distribution of the shares of Common Stock may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. A selling stockholder who is an "underwriter" within the meaning of Section 2(11) of the Securities Act will be subject to the applicable prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended. At the time a particular offering of the shares of Common Stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholder and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.
Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
There can be no assurance that the selling stockholder will sell any or all of the shares of Common Stock registered pursuant to the registration statement, of which this Prospectus forms a part.
The selling stockholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Common Stock by the selling stockholder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in market-making activities with respect to the shares of Common Stock. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.
We will pay all expenses of the registration of the shares of Common Stock pursuant to the registration rights agreement, estimated to be $25,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholder against liabilities, including some liabilities under the Securities Act in accordance with the registration rights agreement or the selling stockholder will be entitled to contribution. We may be indemnified by the selling stockholder against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling stockholder specifically for use in this Prospectus, in accordance with the related registration rights agreement or we may be entitled to contribution.
Once sold under the registration statement, of which this Prospectus forms a part, the shares of Common Stock will be freely tradable in the hands of persons other than our affiliates.